Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

Greenland Technologies Holding Corporation

We hereby consent to the use in this Registration Statements on Form S-1 (File No. 333-292412) of our report dated April 16, 2024, relating to the audit of the consolidated balance sheets of Greenland Technologies Holding Corporation and its subsidiaries (collectively the “Company”) as of December 31, 2023, and the related consolidated statements of income and comprehensive income, shareholders’ equity, and cash flows for the year ended December 31, 2023, and the related notes (collectively referred to as the financial statements), which appears in this Registration Statement. We also consent to the reference to us under the heading “Experts” in such Registration Statement.

/s/ WWC, P.C.
San Mateo, California	WWC, P.C.
January 14, 2026	Certified Public Accountants
PCAOB ID: 1171